

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05

December 11, 2007

Mr. Glen Hjort
Chief Financial Officer
MPM Technologies, Inc.
199 Pomeroy Road
Parsippany, New Jersey 07054

      Re: MPM Technologies, Inc.
             Form 10-KSB for Fiscal Year Ended December 31, 2006
             Filed April 17, 2007
             File No. 0-14910

Dear Mr. Hjort:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter."]

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

1.   We are requesting various disclosure revisions in the comments that follow, some of which pertain to your accounting. If you are unable to show adequate support for the accounting applied, disclosure alone may not be sufficient. Please contact us by telephone if you require further clarification.

Business

2.   We note your disclosure stating you sell air pollution control systems to Fortune
        500 companies and other large industrial companies in the U.S. and worldwide.
        Please expand your disclosure to describe the following:

        (a) the components of the systems,
        (b) how the systems are built,
        (c) the sources and availability of raw materials,
        (d) the number of systems that are currently under construction, and
        (e) your method of distribution and installation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

3.   We note your disclosure indicating your revenues from projects increased by
        $258,300, while revenues from parts and services decreased by $488,396 between
        2005 and 2006. Please expand your disclosure to discuss how sales efforts related
        to these two categories of revenue have contributed to the changes depicted. Also
        discuss the nature of the projects and types of parts and services being sold in
        these two periods.

Financial Statements

Note 11- Mineral Properties

4.   We note that you report mineral properties as an investment on your balance sheet
        in the amount of $1,070,368, and have carried this investment for an extended
        period of time. Please disclose how you have been able to support the
        recoverability of these assets, following the guidance for impairment testing
        under SFAS 144 and EITF 04-3.

Note 12- Prepaid Royalty

5.   We note your disclosure stating that you entered into an agreement to sell
        equipment related to the Skygas technology to the inventor of the technology in
        exchange for a $275,000 note receivable which was due in a balloon payment of
        $275,000 on December 1, 1995 or at such time the Skygas process is placed into
        sustainable commercial production. We also note that you have re-classified this
        note to prepaid royalties in the amount of $273,000 on your balance sheet,
        recoverable from future related revenues. Given the age of this amount, disclose

how you have determined this asset is fully recoverable and not impaired under either SFAS 5 or SFAS 144.

Exhibit 32.1

6.   We note that you have not included a certification signed by your Chief Financial Officer, which is required pursuant to Rules 13a-14(b) of Regulation S-B and Section 1350 of Chapter 63 of Title 18 of the U.S.C. Please amend your document to comply with this reporting requirement.

7.   We note that the wording of your certifications required by Section 302 of the Sarbanes Oxley Act does not comply with Item 601(b)(31) of Regulation S-B. Please file the correctly worded certifications in an amendment to your filing.

Form 10-QSB for the Quarter Ended September 30, 2007

8.   We note your disclosure that you incurred a one-time charge of $1,150,000 related to settlements of disputes and back charges related to systems that were designed and installed in previous years. Please tell us how you were able to conclude that not disclosing this matter as a reasonably possible loss in your 2006 annual report was consistent with the requirements in paragraphs 10 and 11 of SFAS 5.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief